SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2008
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑

SIGNATURE
EXHIBIT INDEX
EX-99.1 CIRCULAR, DATED DECEMBER 10, 2008
EX-99.2 NOTICE OF SPECIAL GENERAL MEETING

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Circular, dated December 10, 2008, regarding certain connected transactions involving the Registrant, including a notice convening a special general meeting of the shareholders of the Registrant to be held on Tuesday, December 30, 2008, and a proxy form for use at the special general meeting.

99.2:	Notice of special general meeting.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

By:	/s/ Xiaoan Wu

Name: Xiaoan Wu
Title: Chairman

Date: December 11, 2008

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EXHIBIT INDEX

Exhibit	Description
99.1:	Circular, dated December 10, 2008, regarding certain connected transactions involving the Registrant, including a notice convening a special general meeting of the shareholders of the Registrant to be held on Tuesday, December 30, 2008, and a proxy form for use at the special general meeting.

99.2:	Notice of special general meeting.

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